UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number: 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2267 - West 10th Avenue, Vancouver, British Columbia, V6K 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

The information contained in this Current Report on Form 6-K, including all exhibits hereto, is incorporated by reference into our Registration Statement on Form F-3/A (File No. 333-147292).

SUBMITTED HEREWITH

Exhibits

99.1	Audited financial statements of DMR Food Corporation as of September 30, 2006

99.2	Audited financial statements of MY Organic Baby Inc. as of January 31, 2007

99.3	Independent registered public accounting firm's consent

99.4	Internal financial statements of DMR Food Corporation as of December 31, 2006

99.5	Internal financial statements of My Organic Baby Inc. as of April 30, 2007

99.6	Proforma Consolidated Statement of Operation and Comprehensive loss for the 3 months ended March 31, 2007

99.7	Proforma Consolidated Statement of Operation and Comprehensive loss for the 6 months ended June 30, 2007

99.8	Proforma Consolidated Statement of Operation and Comprehensive loss for the 9 months ended September 30, 2007

99.9	Management representation letter dated January 18, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

Date: January 19, 2008	By:	/s/ Brent Lokash

Brent Lokash
	Title:	CEO